FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding convening 2019 annual results conference call for global investors of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on March 26, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

Announcement on Convening
2019 Annual Results Conference Call for Global Investors

I.	Theme of the Conference Call

Huaneng Power International, Inc. 124In order to facilitate the investors to understand its operating results and financial position in 2019 more comprehensively, the Company has decided to conduct a conference call with the theme on its 2019 annual results for global investors at Beijing Time 16:00 - 17:30 on 1 April 2020 (the “Conference Call”). The Company will focus on its operating results and financial indicators in 2019 during the communication and discussion with the investors on the call. The Company will answer questions that are of the investors’ common concern, subject to and to the extent as permitted by the applicable regulatory restrictions on disclosure.

II.	Date and time of the Conference Call

1 April 2020 (Wednesday) at 16:00 – 17:30 (Beijing Time)

III.	Participants of the Company

The participants of the Company on the Conference Call shall include Mr. Zhao Keyu (Chairman), Mr. Zhao Ping (President), Mr. Wu Senrong (Vice President), Mr. Li Jianmin (Vice President), Mr. Huang Lixin (Chief Accountant), Mr. Huang Chaoquan (Vice President and Secretary to the Board) and the heads of relevant departments and offices.

IV.	Participation of investors

(i)
The Conference Call is coordinated by the Company’s financial public relations company, Wonderful Sky Financial Group Limited (“Wonderful Sky”). Investors who wish to attend the Conference Call are advised to complete and send the reply slip to Wonderful Sky’s email, hpi.invite@wsfg.hk, before Beijing Time 9 a.m. on 30 March 2020

(Monday). The Company will provide the dial-in number for the Conference Call after receiving the reply slip. Please see the attachment of this announcement for the rely receipt.

(iii)
Investors can send the information and questions they concern to hpi.invite@wsfg.hk in advance of the Conference Call before Beijing Time 9 a.m. on 30 March 2020, and the Company will answer questions that are of the investors’ common concern on the Conference Call.

V.	Contacts and consulting methods

Contacts:	Chen Guyi/Li Peiwen (Wonderful Sky Hong Kong), Zhao Xiaojun (Wonderful Sky Mainland China)

Phone:	852-3970 2153/852-3970 2167 (Wonderful Sky Hong Kong), 86-17685551164 (Wonderful Sky Mainland China)

Email:	hpi.invite@wsfg.hk

VI.	Other matters

After the Conference Call, relevant audio materials will be available on the websites of the Company (www.hpi.com.cn and www.hpi-ir.com.hk), and investors can visit our websites to access the materials.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
26 March 2020

Attachment: Reply Slip of Huaneng Power International, Inc.
2019 Annual Results Conference Call for Global Investors

Reply Slip

Please complete the reply slip and reply it to us in the following ways before Beijing Time 9 a.m. 30 March 2020 (Monday)

Name:

Title:

Institution Name:
(For non- institutional investor, please specify as “individual investor”)

Telephone:

Email:

(Please tick 「✓」 in the following options as appropriate)

☐	Yes, I will attend the Conference Call on 1 April 2020 (Wednesday).

☐	No, I will not attend the Conference Call.

☐	There will be a colleague ___________________ attending the Conference Call on my behalf.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     March 26, 2020